Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have reviewed the entire S-1 filing statement for Greenscape Laboratories, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements we prepared. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 36,152,178 shares of common stock of Greenscape Laboratories, Inc. of our Audit Report dated December 9, 2013 with respect to the financial statement of Greenscape Laboratories, Inc. for the period ended December 21, 2012(inception) through December 31, 2012 and the ten months ended October 31, 2013.

/s/ John Scrudato CPA
Califon New Jersey
December 23, 2013